___________________

Form 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number: 001-34531

7 Days Group Holdings Limited

10F, 705
GuangzhouDaDaoNan Road
Guangzhou, Guangdong 510290
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

7 Days Group Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
Exhibit 99.1:    Press Release, dated November 9, 2011, entitled “7 Days Group Holdings Limited Announces Unaudited 2011 Third Quarter Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 Days Group Holdings Limited

	By:	/s/ Eric Haibing Wu

	Name:	Eric Haibing Wu
	Title:	Chief Financial Officer

Date: November 9, 2011

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press Release, dated November 9, 2011, entitled “7 Days Group Holdings Limited Announces Unaudited 2011 Third Quarter Financial Results”

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES
UNAUDITED 2011 THIRD QUARTER
FINANCIAL RESULTS

•	A record 116 hotels added in third quarter 2011 to a total of 838 hotels in operation.
•	Third quarter 2011 net revenue increased 33.2% year-over-year to RMB540.0 million, exceeding guidance.
•
Third quarter 2011 adjusted EBITDA, excluding the impact of 21 Huatian Star1 hotels was RMB144.9 million (US$22.7 million) representing a year-over-year increase of 28.4% and a quarter-over-quarter increase of 13.0%.

GUANGZHOU, CHINA – November 9, 2011 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the third quarter of 2011.

Third Quarter 2011 Financial Highlights

•	Total net revenues for the third quarter 2011 increased by 33.2% year-over-year to RMB540.0 million (US$84.7 million)2.
•
Excluding the impact of Huatian Star, income from operations for the third quarter 2011 was RMB61.7 million (US$9.7 million), compared to RMB65.4 million in the third quarter of 2010. Income from operations was RMB52.9 million (US$8.3 million). Excluding the impact of Huatian Star, non-GAAP income from operations for the quarter was RMB73.8 million (US$11.6 million) compared to RMB67.2 million for the same period in the fiscal year 2010.  Non-GAAP income from operations including Huatian Star was RMB65.0 million (US$10.2 million).

•
Excluding the impact of Huatian Star, EBITDA for the third quarter was RMB132.8 million (US$20.8 million), an increase of 19.6% year-over-year and 13.3% quarter-over-quarter from RMB111.1 million for the same period in 2010. Adjusted EBITDA for the quarter was RMB144.9 million (US$22.7 million) an increase of 28.4% year-over-year and 13.0% quarter-over-quarter. EBITDA margin was 24.6% compared to 27.4% in the same period in the fiscal year 2010. Adjusted EBITDA margin was 26.8% compared to 27.8% in the prior year period.

•	EBITDA for the third quarter was RMB124.0 million (US$19.4 million), adjusted EBITDA was RMB136.1 million (US$21.3 million), and adjusted EBITDA margin was 25.2%.

1As announced on July 1, 2011, 7 Days Group reached an agreement to acquire 100% ownership of 21 leased-and-operated hotels from Hunan Huatian Star Hotel Management Limited (“Huatian Star”). As Huatian Star is a state-owned company, the completion of the transaction is required to follow specific legal procedures, which are still in progress. The Company expects the transaction to close in the near future. However, 7 Days Group has already taken operational responsibilities over the 21 leased-and-operated hotels and completed the conversion process for the majority of properties. 7 Days Group has therefore included the pertinent net costs from the Huatian Star hotels in its third quarter 2011 income statement as “other hotel operating costs.”

2The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of September 30, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.3780.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on September 30, 2011.

•
Excluding the impact of Huatian Star, net income attributable to the Company’s ordinary shareholders for the quarter was RMB53.1 million (US$8.3 million) compared to RMB59.8 million for the same period in the fiscal year 2010.Non-GAAP net income attributable to the Company’s ordinary shareholders for the quarter was RMB65.2 million (US$10.2 million), representing a year-over-year increase of 5.7% and a quarter-over-quarter increase of 16.2%.

•	Net income was RMB44.3 million (US$6.9 million), and non-GAAP net income wasRMB56.4 million (US$8.8 million).
•	Basic and diluted earnings per ADS3 were RMB0.89 (US$0.14) and RMB0.88 (US$0.14) respectively. Non-GAAP basic and diluted earnings per ADS were RMB1.13 (US$0.18) and RMB1.12 (US$0.18), respectively.
•	Net operating cash inflow was RMB121.1 million (US$19.0 million) compared to RMB97.0 million in the same period in the fiscal year 2010.

Third Quarter 2011 Operational Highlights4

•	Added 23 net leased-and-operated hotels and 93 net managed hotels in the third quarter 2011.
•
As of September 30, 2011, 7 Days Group had 838 hotels in operation, consisting of 364 leased-and-operated hotels and 474 managed hotels, representing a total of 83,487 rooms covering 127 cities. Additionally, there were 20 Huatian Star hotels started operations after rebranding to 7 Days Inn and 1 Huatian Star hotel in the pipeline.

•	As of September 30, 2011, there were a total of 251 hotels in pipeline, including 43 leased-and-operated hotels under conversion and 208 managed hotels contracted but not yet opened.
•
Third quarter 2011 occupancy rate for leased-and-operated hotels, managed hotels and overall occupancy rate for the period were 88.3%, 83.0% and 85.5%, respectively, compared to 93.7%, 89.3% and 92.2%, respectively, in the third quarter of 2010. The year-over-year decrease in occupancy rates in the third quarter of 2011 was primarily a result of the impact of the 2010 Shanghai Expo held from May 1 to Oct 31, 2010, as occupancy rates in the third quarter of 2010 in Shanghai and surrounding areas benefitted from traffic driven by the Expo. Occupancy rates for managed hotels also declined due to the proportionally higher number of new hotels in the portfolio mix.

•
RevPAR5 for leased-and-operated hotels for the period was RMB153.1, compared to RMB157.3 in the same period in the fiscal year 2010. RevPAR for managed hotels for the period was RMB135.9, compared to RMB146.2 for the same period in fiscal 2010.  The year-over-year decrease in RevPAR in the third quarter of 2011 was a result of the impact of the 2010 Shanghai Expo and a higher proportion of hotels located in lower tier cities as compared to the prior year period.

•	As of September 30, 2011, the number of 7 Days Club members increased by 97.3% to over 27.7 million from over 14 million as of September 30, 2010.

Recent Business Developments:

3Each ADS represents 3 of the Company’s ordinary shares.
4Operational data did not include any impact from Huatian Star
5RevPAR represents revenue per available room

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “We delivered healthy results in the third quarter, and net revenue excluding Huatian Star exceeded our guidance. The continued expansion of our hotel base throughout 2011, both in terms of the number of hotels and our geographic reach, has fueled our top-line performance and provides us with a strong platform to deliver long-term growth. Looking ahead, we still see significant market opportunity in the economy hotel segment. With our unique competitive edge, we expect to open 120 net new leased-and-operated hotels and 240 managed hotels in 2012. We remain committed to executing our expansion strategy and believe that we are well positioned to deliver further growth and development in the year ahead.”

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “Our underlying financial performance for the third quarter remained strong. Going forward, we will keep expanding our hotel network and further leverage economies of scales and streamline costs to deliver sustainable growth and improve profitability.”

Third Quarter 2011 Unaudited Financial Results

Gross revenues. Gross revenues for the third quarter of 2011 were RMB574.0 million (US$90.0 million), representing a year-over-year increase of 33.9% from RMB428.5 million in the third quarter of 2010 and an increase of 8.7% from RMB528.1 million in the second quarter of 2011.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the third quarter of 2011 were RMB516.0 million (US$80.9 million), representing a 29.9% increase from RMB397.3 million in the third quarter of 2010 and an increase of 7.9% from RMB478.2 million in the second quarter of 2011.

Gross revenues from managed hotels.  Gross revenues from managed hotels for the third quarter of 2011 increased by 85.8% from RMB31.2 million to RMB58.0 million (US$9.1 million) compared to the same period in the fiscal year 2010 and increased by16.4% from RMB49.9 million in the second quarter of 2011. During the third quarter of 2011, the Company opened 93 net managed hotels.

Total net revenues. Total net revenues for the third quarter of 2011 were RMB540.0 million (US$84.7 million), representing a year-over-year increase of 33.2% from RMB405.5 million in third quarter of 2010 and a quarter-over-quarter increase of 8.6% from RMB497.1 million in the second quarter of 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the third quarter of 2011 were RMB426.1 million (US$66.8 million), or 78.9% of total net revenues. Excluding the impact of Huatian Star, hotel operating costs for the quarter were RMB417.2 million (US$65.4 million), or 77.3% of total net revenues, compared with 77.0% of total net revenues in the second quarter of 2011 and 74.7% of total net revenues in the third quarter of 2010, respectively.

Sales and marketing expenses. Sales and marketing expenses for the third quarter of 2011 were RMB10.3 million (US$1.6 million), or 1.9% of total net revenues, compared with 2.3% of total net revenues in the same period of 2010 and 1.8% in the second quarter of 2011, respectively.

General and administrative expenses. General and administrative expenses for the third quarter of 2011 were RMB50.7 million (US$8.0 million), or 9.4% of total net revenues, compared to RMB28.0 million, or 6.9% of total net revenues in the same period of 2010, and RMB49.3 million, or 9.9% of total net revenues in the second quarter of 2011, respectively. The year-over-year increase in general and administrative expenses was a result of increased share-based compensation expenses and impairment expenses. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB39.7 million (US$6.2 million), or 7.3% of the total net revenues, compared to 6.6% of the total net revenues in the same period of 2010 and 7.8% in the previous quarter, respectively.

Accordingly, total operating costs and expenses was RMB487.1 million (US$76.4 million), representing 90.2% of total net revenues, compared to 83.9% of total net revenues in the same period of 2010 and 88.7% in the second quarter of 2011, respectively. Excluding the impact of Huatian Star, total operating costs and expenses for the quarter was RMB478.2 million (US$75.0 million), or 88.6% of total net revenues.

Income from operations. Income from operations for the third quarter of 2011 was RMB52.9 million (US$8.3 million), compared to RMB65.4 million in the third quarter of 2010 and RMB55.9 million in the second quarter of 2011, respectively. Excluding the impact of Huatian Star, income from operations for the quarter was RMB61.7 million (US$9.7 million). Non-GAAP income from operations was RMB65.0 million (US$10.2 million), compared to RMB67.2 million for the same period of 2010 and RMB67.0 million in the second quarter of 2011, respectively. Excluding the impact of Huatian Star, non-GAAP income from operations for the quarter was RMB73.8 million (US$11.6 million).

EBITDA. Excluding the impact of Huatian Star, EBITDA for the third quarter was RMB132.8 million (US$20.8 million), an increase of 19.6% year-over-year and 13.3% quarter-over-quarter from RMB111.1 million for the same period in 2010 and RMB117.2 million in the second quarter of 2011, respectively. Excluding the impact of Huatian Star, adjusted EBITDA for the quarter was RMB144.9 million (US$22.7 million) an increase of 28.4% year-over-year and 13.0% quarter-over-quarter. EBITDA margin was 24.6% compared to 27.4% in the same period in the fiscal year 2010. Adjusted EBITDA margin was 26.8%compared to 27.8% in the prior year period.  Including Huatian Star, EBITDA for the third quarter was RMB124.0 million (US$19.4 million), adjusted EBITDA was RMB136.1 million (US$21.3 million), and adjusted EBITDA margin was 25.2%.

Interest expense. Interest expense for the third quarter of 2011 was RMB2.0 million, (US$0.3 million) compared to RMB0.02 million for the same period of 2010 and RMB0.4 million in the second quarter of 2011, respectively.

Income tax expense. Income tax expense for the third quarter of 2011 was RMB14.8 million (US$2.3 million), compared to RMB6.1 million in the same period of 2010 and RMB15.6 million in the second quarter of 2011, respectively.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB44.3 million (US$6.9 million) in the third quarter of 2011, compared to RMB59.8 million in the third quarter of 2010 and RMB45.1 million in the second quarter of 2011. Excluding the impact of Huatian Star, net income for the quarter was RMB53.1 million (US$8.3 million).

Non-GAAP net income. Non-GAAP net income was RMB56.4 million (US$8.8 million), compared to Non-GAAP net income of RMB61.7 million for the same quarter of 2010 and Non-GAAP net income of RMB56.1 million in the second quarter of 2011. Excluding the impact of Huatian Star, non-GAAP net income for the quarter was RMB65.2 million (US$10.2 million), representing a year-over-year increase of 5.7% and a quarter-over-quarter increase of 16.2%, respectively.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.89 (US$0.14) and RMB0.88 (US$0.14), respectively, for the third quarter of 2011, compared to basic and diluted earnings per ADS of RMB1.20 and RMB1.19, respectively, for the same period of 2010 and the basic and diluted earnings per ADS of RMB0.90 and RMB0.89 respectively in the second quarter of 2011. Non-GAAP basic and diluted earnings per ADS were RMB1.13 (US$0.18) and RMB1.12 (US$0.18), respectively, for the third quarter of 2011, compared to non-GAAP basic and diluted earnings per ADS of RMB1.24 and RMB1.23, respectively, in the same period of 2010 and basic and diluted earnings per ADS of RMB1.12 and RMB1.11, respectively, in the second quarter of 2011.

Cash and pledged bank deposits. As of September 30, 2011, the Company had cash and pledged bank deposits of RMB397.3 million (US$62.3 million), representing a quarter-over-quarter increase of 21.8% from RMB326.3 million as of June 30, 2011 and a year-over-year decrease of 12.3% from RMB452.9 million as of September 30, 2010, respectively, reflecting primarily the use of cash in expanding the leased and operating hotels.

Operating cash flow. Net operating cash inflow for the third quarter of 2011 was RMB121.1 million (US$19.0 million), representing an increase of 24.9% from RMB97.0 million in the third quarter of 2010.

Guidance

The Company expects to generate total net revenues in the range of RMB530 million to RMB540 million in the fourth quarter of 2011.

For the full year 2012, the Company expects to open 120 new leased-and-operated hotels and 240 new managed hotels. The forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) Wednesday, November 9, 2011, which is 9:00 am (Beijing) on Thursday, November 10, 2011 to discuss its third quarter 2011 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 5194004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7 Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call.  The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	1877 0868

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

-- Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.
-- Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.
-- Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.
-- EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.
-- Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business.  7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the fourth quarter of 2011 and business forecast for 2012 including the expected number of hotel to be opened, and statements regarding the expected completion of the acquisition of Huatian Star hotels, Company’s business strategies, its ability to leverage economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 Annual Report on Form 20-F filed with the SEC on May 4, 2011 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-F. The Company’s actual results of operations for the third quarter of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the year-end closing is performed, which could result in significant differences from this unaudited financial information.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712
7DaysInn@taylor-rafferty.com

Investor Relations (US):
Kelly Gawlik, Director
Taylor Rafferty
+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

7 Days Group Holdings Limited
Consolidated balance sheet information
	Quarter Ended
	30/Sep/10	30/Jun/11	30/Sep/11
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	451,042	320,133	394,404	61,838
Pledged bank deposits	1,846	6,167	2,938	461
Accounts receivable	5,984	5,194	8,289	1,300
Prepaid rent	123,536	158,604	174,235	27,318
Other prepaid expenses and current assets	66,181	54,266	86,103	13,500
Hotel supplies	-	39,761	42,655	6,688
Deferred tax assets	17,137	21,795	24,799	3,888
Total current assets	665,726	605,920	733,423	114,993
Property and equipment, net	1,237,231	1,458,256	1,573,101	246,645
Rental deposits	50,088	60,091	66,130	10,368
Investment in and advances to an affiliate	1,688	-	-	-
Land use right	-	24,353	24,198	3,794
Prepaid rent	15,796	18,597	24,349	3,818
Intangible assets, net	-	1,504	842	132
Goodwill	-	694	694	109
Prepayments in respect of hotel acquisition	7,769	13,000	70,000	10,975
Deferred tax assets	14,432	24,239	28,507	4,470
Total assets	1,992,730	2,206,654	2,521,244	395,304
LIABILITIES ANDEQUITY
Current liabilities:
Accounts payable	203,346	192,556	216,475	33,941
Bills payable	2,822	20,590	9,463	1,484
Short-term bank borrowings	-	18,000	184,993	29,005
Accrued expenses and other payables	257,370	303,629	378,683	59,373
Amounts due to related parties	1,593	-	-	-
Income taxes payable	10,886	31,217	33,367	5,232
Total current liabilities	476,017	565,992	822,981	129,035
Accrued lease payments	148,862	177,060	189,644	29,734
Refundable deposits	18,374	17,050	16,450	2,579
Deferred revenue	4,531	1,490	1,276	200
Deferred rebate income	-	6,520	6,218	975
Borrowings from related parties	1,789	2,075	1,511	237
Deferred tax liability	-	1,233	2,876	451
Total liabilities	649,573	771,420	1,040,956	163,211
Equity:
Ordinary shares	140,525	140,995	141,070	22,118
Additional paid-in capital	1,567,660	1,601,658	1,615,090	253,228
Accumulated other comprehensive income	20,913	7,555	3,191	500
Accumulated deficit	(389,217)	(317,838)	(273,567)	(42,891)
Total 7 Days Group Holdings Limited share holders’ equity	1,339,881	1,432,370	1,485,784	232,955
Non-controlling interests	3,276	2,864	(5,496)	(862)
Total equity	1,343,157	1,435,234	1,480,288	232,093
Total liabilities and equity	1,992,730	2,206,654	2,521,244	395,304

7 Days Group Holdings Limited
Unaudited Consolidated Statements of Operations Information

	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2010	2011	2011
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	428,515	528,097	573,990	89,995
Leased-and-operated hotels	397,291	478,235	515,972	80,898
Managed hotels	31,224	49,862	58,018	9,097
Less: Business tax and surcharges	(23,030)	(30,982)	(34,021)	(5,334)
Net revenues	405,485	497,115	539,969	84,661

Operating costs and expenses
Hotel operating costs	(302,800)	(382,732)	(426,058)	(66,801)
Rental expenses	(117,133)	(139,711)	(148,240)	(23,242)
Staff cost	(57,405)	(79,517)	(81,835)	(12,831)
Depreciation and amortization	(45,417)	(56,712)	(62,765)	(9,841)
Hotel supplies	(15,006)	(23,167)	(24,455)	(3,834)
Utilities	(29,330)	(29,801)	(36,889)	(5,784)
Other	(38,509)	(53,824)	(71,874)	(11,269)
Sales and marketing expenses	(9,286)	(9,196)	(10,330)	(1,620)
General and administrative expenses	(28,024)	(49,252)	(50,677)	(7,946)

Total operating costs and expenses	(340,110)	(441,180)	(487,065)	(76,367)
Income from operations	65,375	55,935	52,904	8,294

Other income (expenses)
Interest income	1,013	1,722	1,161	182
Interest expense	(24)	(353)	(1,969)	(309)
Equity income(loss) of an affiliate	(2)	130	-	-
Income before income tax	66,362	57,434	52,096	8,167
Income tax expenses	(6,123)	(15,593)	(14,765)	(2,315)
Net income	60,239	41,841	37,331	5,852
Net loss (income) attributable to non-controlling interest	(408)	3,215	6,940	1,088
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	59,831	45,056	44,271	6,940

Basic earnings per ordinary share	0.40	0.30	0.30	0.05
Diluted earnings per ordinary share	0.40	0.30	0.29	0.05

7 Days Group Holdings Limited
Reconciliation of GAAP and Non-GAAP Results

EBITDA (non-GAAP)
	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2010	2011	2011
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	59,831	45,056	44,271	6,940
Interest income	(1,013)	(1,722)	(1,161)	(182)
Interest expense	24	353	1,969	309
Income tax expense	6,123	15,593	14,765	2,315
Depreciation and amortization	46,089	57,956	64,146	10,057
EBITDA (non-GAAP)	111,054	117,236	123,990	19,439
EBITDA%	27.4%	23.6%	23.0%	23.0%
Share-based compensation expenses	1,825	11,049	12,085	1,895

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense	112,879	128,285	136,075	21,334
Adjusted EBITDA%	27.8%	25.8%	25.2%	25.2%

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders
	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2010	2011	2011
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	59,831	45,056	44,271	6,940

Share-based compensation expenses	1,825	11,049	12,085	1,895

Net income attributable to ordinary shareholders excluding share-based compensation expense (Non GAAP net income)	61,656	56,105	56,356	8,835

Earnings per share
	Quarter Ended
	Sep 30	Jun 30	Sep30
	2010	2011	2011
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.40	0.30	0.30	0.05
Diluted earnings per ordinary share (GAAP)	0.40	0.30	0.29	0.05

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expense	0.41	0.37	0.38	0.06

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expense	0.41	0.37	0.37	0.06

Denominator:
Basic weighted average number of ordinary shares	149,146,501	149,757,234	149,889,728
Diluted weighted average number of ordinary shares	150,412,711	151,412,116	151,322,024

	Quarter Ended
	30-Sep-10	30-Jun-11	30-Sep-11
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(302,800)	(382,732)	(426,058)	(66,801)
% of Total net revenue	74.68%	76.99%	78.90%	78.90%
Share-based Compensation	383	678	672	105
% of Total net revenue	0.09%	0.14%	0.12%	0.12%
Non-GAAP Result	(302,417)	(382,054)	(425,386)	(66,696)
% of Total net revenue	74.58%	76.85%	78.78%	78.78%

Sales and marketing expenses
GAAP Result	(9,286)	(9,196)	(10,330)	(1,620)
% of Total net revenue	2.29%	1.85%	1.91%	1.91%
Share-based Compensation	16	18	410	64
% of Total net revenue	0.00%	0.00%	0.08%	0.08%
Non-GAAP Result	(9,270)	(9,178)	(9,920)	(1,556)
% of Total net revenue	2.29%	1.85%	1.84%	1.84%

General and administrative expenses
GAAP Result	(28,024)	(49,252)	(50,677)	(7,946)
% of Total net revenue	6.91%	9.91%	9.39%	9.39%
Share-based Compensation	1,426	10,353	11,003	1,725
% of Total net revenue	0.35%	2.08%	2.04%	2.04%
Non-GAAP Result	(26,598)	(38,899)	(39,674)	(6,221)
% of Total net revenue	6.56%	7.82%	7.35%	7.35%

Total operating cost and expenses
GAAP Result	(340,110)	(441,180)	(487,065)	(76,367)
% of Total net revenue	83.88%	88.75%	90.20%	90.20%
Share-based Compensation	1,825	11,049	12,085	1,895
% of Total net revenue	0.45%	2.22%	2.24%	2.24%
Non-GAAP Result	(338,285)	(430,131)	(474,980)	(74,472)
% of Total net revenue	83.43%	86.53%	87.96%	87.96%

Income from operations
GAAP Result	65,375	55,935	52,904	8,294
% of Total net revenue	16.12%	11.25%	9.80%	9.80%
Share-based Compensation	1,825	11,049	12,085	1,895
% of Total net revenue	0.45%	2.22%	2.24%	2.24%
Non-GAAP Result	67,200	66,984	64,989	10,189
% of Total net revenue	16.57%	13.47%	12.04%	12.04%

7 Days Group Holdings Limited
Operating Data (Excluding Huatian Star)

	As of and for the Quarter Ended
	Sep 30	Jun 30	Sep 30
	2010	2011	2011

Hotels in operation	461	722	838
Leased-and-operated hotels	281	341	364
Managed hotels	180	381	474

Hotels under conversion	201	241	251
Leased-and-operated hotels	51	43	43
Managed hotels	150	198	208

Total hotel rooms for hotels in operation	46,293	72,150	83,487
Leased-and-operated hotels	28,986	35,254	37,458
Managed hotels	17,307	36,896	46,029

Total hotel rooms for hotels under conversion	19,578	23,064	24,365

Number of cities covered for hotels in operation	75	111	127

Average occupancy rate	92.2%	87.5%	85.5%
Leased-and-operated hotels	93.7%	91.1%	88.3%
Managed hotels	89.3%	83.8%	83.0%

Average daily rate (in RMB)	166.5	161.5	168.4
Leased-and-operated hotels	167.9	167.4	173.3
Managed hotels	163.6	154.8	163.8

RevPAR (in RMB)	153.5	141.3	143.9
Leased-and-operated hotels	157.3	152.4	153.1
Managed hotels	146.2	129.7	135.9

Overnight occupancy rates	88.8%	82.9%	81.5%
Leased-and-operated hotels	90.3%	86.7%	84.4%
Managed hotels	86.1%	78.9%	79.0%